SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 03rd September 2004, for the month of August 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

03.08.04 09:29 TEL SHARE OPTION PROGRAMME

Telenor ASA has made a private placing of a total of 113,665 shares in connection with its share option programmes of 2002 and 2003 for managers and key personnel. The share issuance has increased the share capital with NOK 681,990. The number of outstanding shares subsequent to the share issue is 1,749,386,311.

09.08.04 15:17 TEL RECEIVED CERTIFICATE OF REGISTRATION

Oslo Børs has received certificate of registration from Telenor ASA in connection with increase of the share capital, see announcement from the company 3 August 2004.

New share capital is NOK 10,496,317.866 and the capital is registered fully paid in the Register of Business Enterprises.

11.08.04 08:19 TEL SHARE BUY BACK

Telenor ASA has on August 10, 2004 purchased 230,000 own shares at an average price of NOK 47.36 per share. After this transaction, Telenor ASA owns a total of 12,169,900 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

11.08.04 12:27 TELENOR ACQUIRES THE REMAINING STAKES IN PROMONTE

Telenor has today completed the acquisition of an additional 55,9 per cent of the shares in Montenegrin mobile operator ProMonte.

After giving effect to the acquisition, Telenor will own 100 per cent of the shares in ProMonte. The purchase price is EUR 64.8 million, valuing ProMonte to EUR 116 mill on a 100 per cent basis. The company had a negative net interesting bearing debt of EUR 2.7 mill (Cash 4.6 mill. and interest bearing debt of EUR 1.7 mill.) Telenor first entered the Montenegrin mobile market in 1995 as part of the Greek-Norwegian consortium ETL (European Telecom Luxembourg), a joint venture between Telenor Mobile Communications AS, W-Com Investments, Westsouth Telecom and TopStar Shipping and Trading. ETL and PTT of Montenegro jointly established ProMonte and obtained a licence for mobile operation in 1996. ProMonte was the first to launch commercial mobile operation in Montenegro in July 1996. ProMonte is still the leading operator in Montenegro with 273.000 subscribers, constituting a 57 per cent market share at the end of June 2004. Montenegro has a population of 618.000 and a mobile penetration of approximately 77 per cent end of June 2004.

ProMonte is a well-run and cost efficient company with a sound EBITDA margin. Obtaining a majority stake in the company is in line with Telenor’s strategy of taking control or exiting mobile operations where we already have an owning position.,commented Arve Johansen, Deputy CEO, Telenor.

12.08.04 09:16 TEL SHARE BUY BACK

Telenor ASA has on August 11, 2004 purchased 435,000 own shares at an average price of NOK 46.58 per share. After this transaction, Telenor ASA owns a total of 12,604,900 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

13.08.04 09:18 SHARE BUY BACK

Telenor ASA has on August 12, 2004 purchased 340,000 own shares at an average price of NOK 46.83 per share. After this transaction, Telenor ASA owns a total of 12,944,900 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

16.08.04 09:33 TEL SHARE BUY BACK

Telenor ASA has on August 13, 2004 purchased 280,000 own shares at an average price of NOK 47.18 per share. After this transaction, Telenor ASA owns a total of 13,224,900 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

17.08.04 09:16 TEL SHARE BUY BACK

Telenor ASA has on August 16, 2004 purchased 155,000 own shares at an average price of NOK 47.42 per share. After this transaction, Telenor ASA owns a total of 13,379,900 shares.

The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date:  3rd September, 2004